MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501

www.bakerdonelson.com

HENRY B. LEVI

Direct Dial: 404.221.6508

Direct Fax: 404.238.9708

E-Mail Address: hlevi@bakerdonelson.com

January 28, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Software, Inc.

Form 10-K for Fiscal Year Ended April 30, 2008

Form 10-Q for Fiscal Quarter Ended October 31, 2008

Definitive Proxy Statement Filed July 28, 2008

File No. 000-12456

Dear Mr. Krikorian:

We represent American Software, Inc. (the “Company”) and are responding on behalf of the Company to your letter dated December 30, 2008. In this letter, we restate each of your comments and insert, following those comments, a detailed response or explanation.

Form 10-K for Fiscal Year Ended April 30, 2008

Item 1. Business, page 1

1.	You do not appear to have provided the information required by Item 101(e)(4) of Regulation S-K. Please confirm that you will include this disclosure in future filings.

The Company agrees with the staff’s comment and will on a prospective basis comply with Item 101(e)(4) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

ALABAMA • GEORGIA • LOUISIANA • MISSISSIPPI • TENNESSEE • WASHINGTON, D.C. • BEIJING, CHINA
Representative Office, BDBC International, LLC

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

Market Conditions by Operating Segment, page 62

2.	We note limited discussion of revenues by operating segment on page 62. For example, you only disclose that your ERP segment revenues decreased 5% in fiscal 2008 when compared to fiscal 2007 and you further state that license fee sales decreased 9% in fiscal 2008 and the reasons for the license fee sales decrease. In this regard, tell us of why you have not discussed separately the profitability (losses) of each of your three reportable segments. Tell us your consideration of providing a more detail segment analysis to aid an understanding of your business. For example, your current disclosures do not explain to readers why the ERP segment has incurred operating losses in each the past three fiscal years. Tell us how you considered the guidance in Section 501.06.a of the Financial Reporting Codification. Similar concerns apply to your disclosures in your Form 10-Q’s for the quarters ended July 31, 2008 and October 31, 2008.

The Company agrees with the staff’s comment and will on a prospective basis include more detail on profitability by segment.

The Company’s ERP segment operating earnings after expense allocations for intercompany charges to its other segments have performed as follows (in thousands):

FY09 Operating Loss (Six month period ended Oct.31, 2008)	$(150)
FY08 Operating Loss	$(1,019)
FY07 Operating Income	$685
FY06 Operating Loss	$(131)

The ERP segment has not been profitable since FY07 due to the heavy competition in the ERP segment from major software vendors such as Oracle, Microsoft, SAP and numerous niche players in the markets the Company serves. In addition, over the past several years the Company has been investing approximately 10% -13% of total ERP revenues or approximately $2.1 million annually in research and development for new software products to compete more effectively in the sewn goods, apparel and retail industries.

The Company’s IT Consulting unit has been profitable as follows (in thousands):

FY09 Operating Income (Six month period ended Oct.31, 2008)	$250
FY08 Operating Income	$809
FY07 Operating Income	$823
FY06 Operating Income	$180

The Company’s IT Consulting segment is profitable due to the increase in use of IT outsourcing services as more companies utilize IT staffing companies on a project basis that can be reduced quickly, if necessary. As a result, the Company’s revenue in this segment fluctuates significantly as projects are staffed and completed. Most of the expenses in this segment are variable; therefore, increases or reductions of revenue will result in increases and reductions in variable costs.

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

The Company’s Supply Chain Management (SCM) segment has been profitable as follows (in thousands):

FY09 Operating Income (Six month period ended Oct.31, 2008)	$3,178
FY08 Operating Income	$8,305
FY07 Operating Income	$8,521
FY06 Operating Income	$5,959

The Company’s SCM segment has been profitable due to improved acceptance of its software solutions in the supply chain area. This has resulted in increased profits as revenue has increased.

Results of Operations

Revenue, page 62

3.	We note your disclosure on page 34 that the intensely competitive markets in which you operate can put pressure on you to reduce your prices. You should provide in this section a narrative discussion of the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of products sold and services provided. As material, your disclosure should also include a discussion of pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues. See Item 303(a)(3)(iii) of Regulation S-K. Note that this comment also applies to your filings on Form 10-Q.

Due to intensely competitive markets the Company does discount license fees from its published list price due to pricing pressure in the Company’s industry. Numerous factors contribute to the amount of the discounts provided, such as previous customer purchases, the number of customer sites utilizing the software, the number of modules purchased and the number of users, as well as the overall size of the contract. While all these factors affect the discount amount of one contract, the overall percentage discount has not materially changed in the recent reported fiscal periods.

The change in the Company’s revenues from period to period is primarily due to the volume of products and related services sold in any period and the amounts of products or modules purchased with each sale.

The Company will commence disclosing the above information in future filings.

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

Services and Other Revenues, page 63

4.	Please provide a more detailed quantitative and qualitative discussion of the year-by-year changes in services and other revenues.

The Company’s services and other revenues are as follows (in thousands except % data):

	FY08	FY07	$ Change	% Change
IT Consulting segment	23,187	18,709	4,478	24%
Supply Chain Management (SCM)	7,807	6,829	978	14%
ERP segment (ERP)	10,662	10,720	(58)	-1%

	41,656	36,258	5,398	15%

The increase in services and other revenues for the fiscal year ended April 30, 2008 when compared to fiscal 2007 was primarily the result of an increase in the Company’s IT Consulting segment which increased 24% to $23.2 million in fiscal 2008 from $18.7 million in fiscal 2007. This revenue increase was due to several customers increasing utilization of the Company’s staffing services for IT projects.

The Company’s SCM segment increased services and other revenue by 14% to $7.8 million in fiscal 2008 from $6.8 million in fiscal 2007 as a result of increased software implementation services due to increased license fees in the previous periods.

The Company’s ERP segment services and other revenue was relatively flat in fiscal 2008 when compared to fiscal 2007 as a result of lower license fees in the previous periods. In addition, a significant portion of ERP license fee sales does not include implementation services since these sales are primarily additional sites or users for existing customers that do not need implementation services.

The Company will commence disclosing the above information in future filings.

Maintenance Revenue, page 63

5.	We note your risk factor disclosure that if, after the initial maintenance period, customers elect not to renew their maintenance contracts, your maintenance revenues and total revenues could be adversely affected. Please tell us what consideration you gave to including a comparative qualitative and quantitative discussion of the number or percentage of maintenance contracts renewed and canceled during the covered time periods.

The Company has considered including in its discussion of operating results a comparative qualitative and quantitative discussion of the number or percentage of maintenance contracts renewed and canceled during the covered time periods and has concluded that including such a discussion is not necessary at this time.

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

The Company does not believe that such a discussion would provide information that would be material to an understanding of the Company’s operations and trends in its maintenance revenues. A material decline in customer decisions to renew maintenance contracts may represent an adverse trend that should be considered for disclosure in periodic filings. The absence of such a trend is not material, however. In fact, the rate of customer renewals has been relatively stable in recent periods, and the Company is not aware of any adverse trend in this area to consider for potential disclosure.

Given the Company’s belief that such a discussion would not materially advance the understanding of operations and trends in the Company’s maintenance revenues, as well as the potential for material competitive harm if such a disclosure were made, the Company has determined that such disclosures are not necessary at this time. To the extent that material negative trends arise, the Company will determine how to disclose the information at that time.

Liquidity and Capital Resources, page 68

6.	We note your disclosure on page 68 that you have historically funded, and continue to fund, your operations and capital expenditures primarily with cash generated from operating activities. In light of your reoccurring operating losses in your ERP segment, tell us your considerations of providing a disclosure within your liquidity and capital resources disclosures to discuss the impact that these losses have on your overall business and the cash resources needed for this segment. Refer to guidance in Section IV of SEC Release 33-8350.

When the Company considers funding operations and capital expenditures, it considers the cash generated from operating activities of all operating units combined. The Company’s overall cash position of $76.1 million and no debt as of April 30, 2008 and $71.1 million and no debt as of October 31, 2008 provides the Company with the cash resources to fund its ERP segment, as well as its overall operations. In addition, while the Company’s ERP segment reported an operating loss of $150,000 for the six months ended October 31, 2008 after intercompany charges, if the $532,000 in depreciation and amortization expense are excluded, the ERP segment had a positive operating cash flow during that period.

7.	We note in your critical accounting policy for revenue recognition on page 57, that you disclose, “Generally, [y]our software products do not require significant modification or customization.” You further disclose that, “installation of the products is routine and is not essential to the functionality of the product.” We note your risk factor disclosure on page 33, that, “to the extent that we succeed in shifting customer purchases away from individual software products and toward more costly integrated suites of software and services, our sales cycle may lengthen…” We further note your discussion of results of operations on page 63, that you note one of the factors that caused services and other revenue to increase was due to Logility implementation services due to improved license fees sales. In light of your disclosures noted above, tell us the impact that this shift has had on your operations including any effects on your liquidity.

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

The increase in Logility’s services and other revenue was primarily a result of the increase in the volume of customer implementations as a result of the increase in the number of license fee sales. This increase has had a positive impact on the Company’s liquidity. While the lengthening of sales cycles due to the overall economy have delayed some license fee sales, the lengthening of sales cycles has not materially impacted the Company’s liquidity because of the Company’s strong cash position with no debt.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Presentation and Summary of Significant Accounting Policies

(c) Revenue Recognition and Deferred Revenue, page 80

8.	Describe the nature of the unbilled receivable balance reported with in your accounts receivable caption in the balance sheet. Indicate the revenue sources that are not billable and explain why the revenue can not be billed.

The unbilled receivable balance consists of amounts generated from license fee and services revenues. At April 30, 2008 unbilled license fees and services were $1.9 million and $1.4 million, respectively. Unbilled services primarily occur due to the timing of the respective billings, which occur subsequent to the end of each reporting period. Unbilled license fee revenues are primarily driven by payment terms included within the software license agreement.

(l) Goodwill and Other Intangibles, page 85

9.	Explain why the increase in goodwill resulting from the Logility Stock Buyback is being allocated to the enterprise resource planning segment (“ERC”). It appears that Logility is represented in the collaborative supply chain management segment and, therefore, any goodwill should be allocated to this segment and not to the ERC segment. Please advise.

The Company concurs with the Staff and will make appropriate disclosures within the footnote in future filings. Note there is no effect on the balance sheet amounts for these disclosures.

10.

Tell us how you identify a reporting unit and indicate whether they are represented by your reportable operating segments. Indicate how you determine the fair value for each unit. Tell us the valuation methodology used to assess an impairment of goodwill,

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

including sufficient information to enable a reader to understand how you determine fair value and why management selected this method as being the most meaningful for the company in preparing the goodwill impairment analysis. Describe material assumptions used and indicate whether the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year. Please consider revising your disclosures within this footnote or in your critical accounting policies discussion to include this information.

The Company identifies the reporting unit on a basis that is similar to its method for identifying operating segments as defined by SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The Company makes this determination one level below an operating segment (referred to as a component”), depending on whether the component meets the criteria in SFAS 142, Goodwill and Other Intangible Assets, paragraph 30, as follows: “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

The Company’s reportable operating segments are ERP, SCM, and IT Consulting. Within ERP there are two reporting units – NGC (for which there is goodwill) and the legacy ASI business (for which there is no goodwill). Within SCM, there are two reporting units – DMI and Logility, both of which have goodwill. The IT Consulting segment and reporting unit are the same, and there is no goodwill.

The Company used the Income and Market approaches to test for goodwill impairment as of the Valuation Date. The methodology utilized to implement the Income approach was the discounted cash flow (“DCF”) methodology. The methodologies utilized to implement the Market approach were the guideline company methodology and the comparable transaction methodology. The Company did not rely on the Cost approach in this analysis. Under a going concern premise, this method is normally best suited for use in valuing asset-intensive companies, such as investment or real estate holding companies. Because of this reason, the Company determined that the cost approach was not an appropriate methodology to utilize for valuing its reporting units. The valuation methodologies utilized by the Company are consistent with prior periods. The Company considers the following valuation factors in connection with performing annual impairment testing:

•	The nature of the business or entity, the risks to which it is subject, and its historical patterns of growth;

•	The general economic outlook, the position of the industry in the existing economy, and the position of the business or entity within its industry;

•	The book value and general financial condition of the business or entity;

•	The earnings history and earnings capacity of the business or entity;

•	The dividend-paying capacity of the business or entity;

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

•	The market prices of stocks of businesses engaged in related activities, where such stocks are traded on an exchange or over-the-counter;

•	Any recent sales of the common stock of the business and the size of the block of stock to be valued;

•	The existence of undervalued tangible and intangible assets; and

•	Other special factors and circumstances of the business or entity that can be judged as important to the overall value.

The material assumptions utilized in the impairment analysis were the long-term growth rate, weighted average cost of capital, financial projections, projected debt free cash flow and tax rate. The assumptions used by the Company have not changed materially from the prior year.

The Company will commence disclosing the above information in future filings.

11.	We note that you have allocated 51% of your goodwill balance as of April 30, 2008, to your ERP segment. We also note your disclosures in Note 10 on page 104, that your ERP segment incurred operating losses of $(2,681), $(1,109), and $(1,731), in your fiscal years ended April 30, 2008, 2007, and 2006, respectively. In this regard, tell us the impact that your reoccurring operating losses in your ERP segment had on your goodwill impairment analysis. Further, we note that your ERP business unit license fees decreased 56% and 27% for the three and six months ended October 31, 2008. Tell us whether the recent declines in this revenue along with the decline in your stock price represents a triggering event that would cause you to test goodwill on an interim basis. See paragraph 28 of SFAS 142. If so, provide us with the results of that testing and tell us how you consider disclosing such events in your filings.

The April 30, 2008 goodwill disclosure for the ERP segment includes approximately $4.3 million of goodwill resulting from the buy-back of Logility shares. As discussed in item 9 above, the Company will include additional disclosure about this in future filings. These goodwill balances were evaluated for impairment as part of the Collaborative Supply Chain Management (“SCM”) segment. On a prospective basis the Company will indicate that the amount of goodwill evaluated for impairment purposes for the Enterprise Resource Planning (“ERP”) segment is approximately $1.8 million.

Within the Company’s segment disclosure in Note 10, it utilizes the Operating income before intersegment eliminations as its indicator of performance for the ERP segment. The ERP segment operating income/ (loss) before intersegment eliminations were $(1,019,000), $685,000, and $(131,000) for the fiscal years ended April 30, 2008, 2007 and 2006, respectively. The intersegment elimination amounts for the same periods are primarily related to allocated general and administrative (i.e. accounting, insurance, employee benefits, etc.) and rent expenses. The amounts are included in Logility’s consolidated statement of income and disclosed in Note 9, Agreements with ASI, within Logility’s Form10-K filing.

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

The remaining goodwill in ERP ($1.8 million) relates to NGC, a profitable reporting unit within the ERP segment.

During the quarter ended October 31, 2008, the Company reviewed the guidance noted in paragraph 28 of SFAS 142 for any trigger events that would indicate a need to test the goodwill balances for impairment. As noted above the Company has approximately $1.8 million of goodwill allocated to the ERP segment, which relates to NGC. There were no triggering events and the NCG reporting unit continues to be profitable and forecasted earnings for the remainder of fiscal year 2009 remain positive. Accordingly, the Company concluded that the goodwill test was not required during the period ended October 31, 2008.

Item 9A. Controls and Procedures

Evaluation of Disclosure and Procedures, page 106

12.	We note your statement that your disclosure controls and procedures are designed to provide “reasonable assurance” that information required to be disclosed in your reports filed or submitted under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Your disclosure in future filings should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. See Section II.F.4 of SEC Release No. 34-47986. In your response letter, please confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.

The Company hereby confirms that in all future filings, provided that the chief executive officer and chief financial officer reach a conclusion similar to that reached with respect to the effectiveness of the Company’s disclosure controls and procedures for the year ended April 30, 2008, the Company will revise the last sentence of the second paragraph of Item 9A. Controls and Procedures to read as follows:

“Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to provide such reasonable assurance as of the end of the period covered by this report.”

The Company hereby confirms that, based on the evaluation discussed under Item 9A. on page 106 of the Company’s Form 10-K for the fiscal year ended April 30, 2008, the

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective to provide such reasonable assurance as of the end of the period covered by such report.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 108

13.	Please provide a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

On December 8, 2003 the Board of Directors of the Company adopted a Resolution directing the Audit Committee of the Board of Directors to establish and implement procedures for identifying and conducting an appropriate review of any proposed transaction that meets the definition of “related party transaction” within the meaning of Item 404 of SEC Regulation S-K. In January 2004 the Audit Committee adopted written procedures in accordance with such direction. Under those procedures, the Audit Committee reviews and evaluates any proposed related party transaction and determines whether the terms of such transaction, judged at the time of the determination, are fair to the Company. The officers of the Company are instructed that when a related party transaction is proposed they are to bring it to the attention of the Audit Committee, which then reviews the transaction and makes a determination of whether it meets the above standard. The Audit Committee is required to prepare a report of its deliberations, conclusions and recommendations, and furnish that report to the full Board of Directors. The Company will include a discussion comparable to the foregoing in its Form 10-K for the fiscal year ending April 30, 2009 and in subsequent Form 10-K reports.

Item 15. Exhibits and Financial Statement Schedules, page 111

14.	We note that The Home Depot accounted for 12% of your total revenue during fiscal year 2008, and 47% of your IT Consulting segment’s revenue in fiscal 2008. You disclose that the loss of this customer would negatively and materially affect your IT consulting business. Please tell us whether you have a contract with The Home Depot. If you have a contract with The Home Depot, please provide us with your analysis as to how you determined not to file this agreement as an exhibit pursuant to Item 601(b)(100)(ii)(B) of Regulation S-K.

The Company supplementally advises the Staff that it does have a contract in place with The Home Depot. Item 601(b)(10)(ii)(B) of Regulation S-K requires the disclosure of any continuing contract “upon which the registrant’s business is substantially dependent.” The contract in question provides that the Company will provide services to The Home

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

Depot on an as needed basis, at the request of The Home Depot, and is terminable at will. While the contract between the Company and The Home Depot can facilitate the provision of services, there is no guarantee of revenue pursuant to the contract. Therefore, while the Company’s relationship with this customer is considered important to the Company, the customer relationship and the Company’s corresponding business interests are not substantially dependent on the terms of the contract. Thus, the Company has determined that contract is not material. For these reasons, the Company believes that it is not required to file the contract as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

15.	Please explain why you have not filed your services agreement with Logility, Inc. as an exhibit.

The Services Agreement between the Company and Logility, Inc. was filed as an exhibit to the Company’s Form 10-K for the fiscal year ended April 30, 1998. In subsequent Form 10-K filings, the Company listed this agreement as an exhibit, incorporating it by reference to the 1998 Form 10-K filing. For example, this agreement was listed as exhibit 10.6 in the Company’s Form 10-K for the fiscal year ended April 30, 2006. The Company inadvertently omitted this reference commencing with its Form 10-K for the fiscal years ended April 30, 2007 and 2008. The Company will resume listing and incorporating such agreement by reference in its Form 10-K for the fiscal year ending April 30, 2009 and in subsequent Form 10-K reports.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

J. Fair Value of Financial Instruments. page 11

16.	Tell us how you considered the disclosures outlined in paragraphs 10 and 15 of SFAS 107 for this footnote. That is, you do not appear to disclose the fair value of those investments that are classified as held-to-maturity. See footnote 3a of SFAS 107 and paragraph 2 of SFAS 157. In addition, tell us how you consider disclosing the contractual maturities of the held-to-maturity securities as outlined in paragraph 20 of SFAS 115.

It is important to note that the carrying values of the Company’s held-to-maturity securities were not significantly different than their fair values. The Company considered the applicable guidance to determine what disclosures were necessary in its interim 10-Q filings as of October 31, 2008 and believe that its disclosures were appropriate as filed. However, the Company will provide the following disclosures in future filings.

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

	October 31, 2008
	Carrying value	Fair value	Unrealized gain (loss)
Held-to-maturity:
Commercial paper	$—	$—	$0
Corporate bonds	32	32	0
Tax-Exempt State & Municipal Bonds	14,553	14,553	0
Government securities	17,038	17,038	0

	$31,623	$31,623	$0

The contractual maturities for our held-to-maturity investments are as follows:

10/31/2008
Due within one year	$22,183
Due within two years	5,536
Due within three years	2,691
Due after three years	1,212

$31,623

Exhibits 31.1 and 31.2

17.	The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

•	Deleting the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d); and

•	Deleting the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5.

Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your filing on Form 10-Q for the quarter ended July 31. 2008.

The Company hereby confirms that the certifications filed as Exhibits 31.1 and 31.2 shall conform to the exact language of Item 601(b)(31) of Regulation S-K in all future filings.

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

Definitive Proxy Statement Filed July 28, 2008

Executive Compensation

Compensation Discussion and Analysis, page 6

18.	Please provide clear disclosure that addresses how each compensation component fits into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. It is not clear whether you review each element of compensation individually or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.

The Company has selected and has structured the components of its executive officer compensation in order to achieve its stated objectives of attracting, retaining and motivating such officers. These components – salary, bonus plan, stock options, and personal benefits such as insurance and retirement plans – are considered together to achieve a balanced compensation package that addresses the above objectives, and separately in order to evaluate their reasonableness. Taken as a whole, the Company believes that these elements of its compensation structure reward past performance and provide appropriate motivation to achieve both long- and short-term objectives that benefit shareholders.

The Company’s executive compensation generally has emphasized bonus plans and stock options, as those components have the greatest potential for directly aligning the future interests of executive officers with those of shareholders. The Company believes that its practice of emphasizing stock option grants, which it has followed over a long period, has helped to motivate its executives to develop strategies that further the Company’s long-term interests. Its executive bonus plans are intended to provide motivation over a shorter term, based upon achieving operating results that enhance shareholder value. In reviewing salaries of executive officers, the Company considers the executive’s previous salary level in light of prior year performance, rate of inflation and trends in executive compensation among its competitors. In selecting insurance and retirement plans, the Company has taken into account the needs of its entire workforce, on the principle that these kinds of plans are most effective and most valued if they are made available across all levels of compensation within the Company.

The Company will include a discussion comparable to the foregoing in future proxy statements, including the proxy statement to be prepared in connection with its annual meeting of shareholders in 2009.

Executive Compensation Philosophy, page 7

19.

You state that one of the goals of your executive compensation program is to provide compensation opportunities that are competitive with those of companies of a similar size. Please provide a more detailed explanation of how you used comparative compensation information and how that comparison affected compensation decisions. If you benchmarked total compensation or compensation elements against other companies, please identify the companies you used for comparison purposes, the compensation

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

components used in that comparison, and where your compensation fell within the range of comparative compensation considered. See Staff Observations in the Review of Executive Compensation Disclosure.

In developing compensation plans for its executive officers, the Company has taken note of and considered compensation paid by its competitors, but historically has not performed a systematic review of its competitors’ compensation policies nor engaged in benchmarking of executive compensation. Consequently, information about competitors’ executive compensation policies has not been a material consideration in forming its compensation policies and decisions. As with many other U.S. technology companies, the Company has traditionally emphasized the use of stock options, as well as individualized bonus plans, in compensating and motivating its executive officers. The Company has found that the value of these compensation components is difficult to measure and, therefore, comparing them to equity and bonus arrangements developed by other companies, including competitors, has been of limited value. If the Company were to place greater emphasis on salaries and other forms of fixed compensation, such a comparison may have greater value in the development of compensation plans.

The Company will include a discussion comparable to the foregoing in future proxy statements, including the proxy statement to be prepared in connection with its annual meeting of shareholders in 2009.

Elements of Compensation

Incentive Compensation, page 7

20.	Please discuss whether there is any minimum amount of increase in pre-tax earnings necessary for Mr. James Edenfield to receive a bonus, or any cap on the amount of bonus that he can receive using this methodology.

The potential bonus payable to Mr. James Edenfield is not subject to any minimum amount of increase in pre-tax earnings, nor is there a maximum bonus amount. The Company will include a discussion comparable to the foregoing in future proxy statements, including the proxy statement to be prepared in connection with its annual meeting of shareholders in 2009.

21.	You state that Mr. J. Michael Edenfield’s cash bonus is tied to your Company achieving a specified target level of operating income. We note that you have not provided a quantitative discussion of the terms of the necessary target to be achieved in order for Mr. J. Michael Edenfield to earn his cash bonus. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. To the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4.

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

The Company has omitted the disclosure of the specific target amounts established under Mr. Edenfield’s bonus plan on the basis that this information is confidential commercial or financial information, the disclosure of which could provide competitive harm to the Company, as addressed in Instruction 4 to Item 402(b) of Regulation S-K. As Mr. Edenfield is chief executive officer of Logility, Inc., which also is a reporting company under the 1934 Act, this information also is confidential commercial or financial information of Logility.

The Company’s policy, as well as the policy of Logility, has been and remains that it does not provide “guidance” to the investment community with respect to future performance, including future operating income. The disclosure of Mr. Edenfield’s targeted levels of Logility operating income might be construed by the investment community as a substitute for such guidance by Logility, which accounts for a material portion of the Company’s operating income. This disclosure could potentially mislead the investment community, since these bonus targets do not necessarily reflect internal financial projections, particularly as the fiscal year progresses and actual results become known.

Addressing the specific “competitive harm” criteria in Instruction 4, a competitor of Logility potentially could use the bonus target level disclosed in the proxy statement against Logility in competing for a customer. If, in a given year, Mr. Edenfield’s targeted bonus net income is greater than Logility’s announced year-to-date net income on a pro rata basis, competitors of Logility could attempt to persuade potential customers that Logility’s business is under-performing, since it is not on track to reach the net income goals set for its chief executive officer. Competitors could attempt to make the further argument that customers should therefore be wary of doing business with Logility. Logility’s competitors could attempt to use this tactic even though the establishment of a bonus target level of net income does not represent a projection by Logility of its net income for that year, and the failure to meet that target does not necessarily reflect negative operating results. While any such concern would not be justified, competitors may be able to create the perception that Logility is experiencing operating difficulties. This perception, if shared by multiple potential customers, could result in material competitive harm to Logility’s competitive position.

The disclosure in the Company’s proxy statement for 2008 included a discussion designed to enable the reader to understand the degree of difficulty in achieving the targeted and maximum bonus levels, as required by Instruction 4. This discussion included the percentage (84%) of the targeted income level that Logility must reach in order for the targeted bonus to be earned. Combined with the disclosure that the fiscal 2008 bonus levels were not reached, and thus no bonus was earned, in spite of profitable operations, this communicates the general degree of difficulty involved in earning the targeted bonus. Moreover, the disclosure in the proxy statement characterized the results needed to earn a higher bonus as “exceptional,” which conveys clearly that achieving these bonus levels involves a high degree of difficulty and is relatively unlikely.

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

In the proxy statement to be prepared in connection with the Company’s annual meeting of shareholders in 2009 and in future proxy statements, if a similar bonus structure is used and if the Company determines that disclosure of specific targets should be withheld for competitive reasons, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company will provide expanded detail as to the difficulty and likelihood of the Company achieving the targeted and maximum net income (or other applicable financial criteria) included in Mr. Edenfield’s bonus plan. This disclosure will include a comparison of the operating income levels for both the minimum and targeted bonus amounts to the actual operating income level of the preceding fiscal year. This disclosure may also include, for example, an estimate by the Company about whether achieving the targeted bonus level is more likely than not, and whether it considers the likelihood of achieving the maximum bonus level to be remote or some other measure of probability.

22.	Please provide a more detailed discussion of why Mr. Coombs received a bonus of $9,000 in fiscal 2008. Explain how the operating performance of the ERP Division, measured by increases in its total revenue, license fees, and contribution to operating income, resulted in a cash bonus payment of $9,000. Also discuss whether there is any minimum amount of operating performance necessary for Mr. Coombs to receive a bonus, or any cap on the amount of bonus that he can receive using this methodology. Provide a quantitative discussion of the terms of the necessary targets or, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4.

For the fiscal year ended April 30, 2008, Mr. Coombs had a bonus plan that provided for a bonus determined under the following formula, with each component based upon the performance of the portion of the Company’s ERP software division that he manages, in the fiscal year ended April 30, 2008 compared to the performance in the previous fiscal year ended April 30, 2007: (i) $1,000 for each 1% increase in total revenue; plus (ii) $1,000 for each 1% increase in license fees; plus (iii) $1,000 for each 1% increase in operating income contribution. The minimum bonus was $9,000 if the bonus amount as computed under the above formula was less than that amount. There was no minimum level of operating performance required to earn the minimum bonus. The maximum bonus under this plan was $60,000. To be eligible for a bonus, it was required that Mr. Coombs remain an employee of the Company on June 30, 2008. As there was not an increase in the three measures of operating performance under this bonus plan in fiscal 2008 compared to fiscal 2007, Mr. Coombs received only the minimum bonus amount.

The bonus plan for the fiscal year ending April 30, 2009 is similar to the plan for fiscal 2008, except that the maximum bonus amount is increased to $70,000, the bonus is based upon $2,000 for each of the three 1% increases in operating performance, and the minimum bonus is increased to $10,000.

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

The Company will include a discussion of Mr. Coombs’ bonus plan comparable to the foregoing in future proxy statements, including the proxy statement to be prepared in connection with its annual meeting of shareholders in 2009.

Stock Option Plans, page 8

23.	Please provide a detailed discussion of what your compensation committee considered in granting stock options to your named executive officers, including, but not limited to, how it determined the amount of options granted to each named executive officer, and the reason for granting different amounts of options to the named executive officers.

In granting stock options to the named executive officers, the compensation committee considered several factors. The committee considered levels of stock option grants to executive officers in recent years. The committee believes that prior option grants have resulted in meaningful and appropriate gains to the option holders when the Company has performed well, aligning their interests with those of the shareholders. This reinforces the policy basis for granting stock options to these officers. The committee also considered the past performance of the named executive officers and their individual potential for affecting future Company performance. The committee believes that the level of stock option grants should reflect both the prior performance of executive officers and the degree to which they have the potential to positively influence future Company performance. In light of these factors, the compensation committee determined that the levels of stock option grants to the individual named executive officers were reasonable and appropriate. While the compensation committee did informally review stock option grants made by other public companies in the same market space as the Company, the committee did not perform a systematic review of equity-based compensation policies of those companies.

The Company will include a discussion of stock option grant policies of the compensation committee comparable to the foregoing in future proxy statements, including the proxy statement to be prepared in connection with its annual meeting of shareholders in 2009.

We are authorized to acknowledge, on behalf of the Company, with respect to the filings to which this letter pertains (the “Filings”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

Mr. Stephen Krikorian

Accounting Branch Chief

January 28, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments relative to this letter to Valerie P. Woodrick, at 404-589-3418, or to me, at 404-221-6508.

Very truly yours,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, P.C.

/s/ Henry B. Levi

HBL:git

cc:	Mr. James C. Edenfield

Mr. Vincent C. Klinges

Ms. Valerie P. Woodrick